September 4, 2007

Mr. Michael Fay Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549-5546 U.S.A.

Re:	Toyota Motor Corporation

Form 20-F: For the Year Ended March 31, 2007

File Number: 001-14948

Dear Mr. Fay:

I refer to your letter dated August 7, 2007 relating to Toyota Motor Corporation’s (“Toyota” or the “Company”) Annual Report on Form 20-F for the fiscal year ended March 31, 2007 (the “2007 Form 20-F”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2007.

Set forth below is our response to your comments. To assist you in the reviewing the process, I have preceded each response with a copy (in bold type) of the comment as stated in your letter.

Form 20-F: For the Year Ended March 31, 2007

Item 5.B Liquidity and Capital Resources, page 61

1.

We note that you primarily attribute the increase in cash provided by operating activities for fiscal 2007 to increased net income. However, the increase in net income for fiscal 2007 is less than 38% of the total change in cash provided by operating activities. Accordingly, please quantify in terms of cash the other significant factors that materially contributed to the change in cash provided by operating activities so that a substantial portion of the change has been discussed. Note that since you use the indirect method in presenting changes in cash flows from operating activities, reciting changes in line items reported in the statement of cash flows would not be sufficient. Refer to Section IV.B.1 of FR-72 for guidance.

The Company’s Response

We acknowledge the Staff’s comment, but believe that the information within the statement of cash flows together with other disclosures Item 5, “Operating and Financial Review and Prospects” of the 2007 Form 20-F is sufficient for the reader to understand the source of the company’s operating cash flows.

Net cash provided by operating activities was JPY3,238.1 billion for fiscal 2007 compared with JPY2,515.4 billion for the prior year. The increase in net cash provided by operating activities resulted mainly from increased operating cash flows attributed to the increase of net income. Another major increase in net cash provided by operating activities was an increase in depreciation expenses. These increases amount to JPY443.2billion, which represent 61% of the increase in net cash provided by operating activities for fiscal 2007 compared with fiscal 2006. These increases were attributable mainly to the increased vehicle unit sales in North America and Europe, as indicated in Item 5.A “Operating Results – Overview – Automotive Market Environment” on page 42 of the 2007 Form 20-F.

Given that this information is readily available within Item 5, “Operating and Financial Review and Prospects” of the 2007 Form 20-F, we do not believe that amendment of the 2007 Form 20-F is necessary. However, in future filings, we will endeavor to improve the clarity of disclosures within the “Liquidity and Capital Resources” narrative taking into consideration all material measures.

Consolidated Statements of Cash Flows, page F-9

2.

Please explain to us the reason for the 43% increase in “additions to fixed assets excluding equipment leased to others” during fiscal 2006. Provide us with a schedule that lists the significant activities comprising these additions with a description of each.

The Company’s Response

We acknowledge the Staff’s comment. During fiscal 2006, the Company was in the process of expanding production capacity for the purposes of introducing new models and localizing production, as explained in Item 4.B “Business Overview – Toyota’s Strategy - Production” on page 19 and Item 4.B “Business Overview - Capital Expenditures and Divestitures” on page 36 of the 2007 Form 20-F. The related capital expenditures accounted for most of the 43% increase in “Additions to fixed assets excluding equipment leased to others” in fiscal 2006.

As requested, a listing of the significant capital expenditures in fiscal 2005 and fiscal 2006 is presented below.

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		Yen in millions
		Total Cost
Location	Description of Principal Activities	2006	2005	Increase
Japan	Construct manufacturing facilities to undertake model changes by Toyota Motor Corporation	394,225	330,463	63,762
	Construct a production line to increase production capacity of a new model (Lexus IS, ES) and a new engine plant by Toyota Motor Kyushu, Inc.	88,474	21,787	66,687
	Construct a production line to produce new type of engines by Daihatsu Motor Co., Ltd.	73,065	41,194	31,871
	Construct a new plant to produce a new car model (Belta) by Kanto Auto Works, Ltd.	43,890	23,911	19,979
	Construct a new plant to produce new type of transmissions by Toyota Motor Hokkaido, Inc.	33,232	14,947	18,285
North America	Construct a plant to produce a new model (full-size Tundra pickup trucks) by Toyota Motor Manufacturing, Texas, Inc.	62,965	9,845	53,120
	Construct a production line to produce a new model (Camry Hybrid) by Toyota Motor Manufacturing, Kentucky, Inc.	55,096	28,997	26,099
Europe	Expanding Reserch & Development function by Toyota Motor Europe NV/SA	44,839	16,382	28,457
Asia	Construct a new plant to produce a new model (Hilux) by Toyota Motor Thailand Co., Ltd.	56,497	50,392	6,105
Other	Construct a production line to produce a new model (Camry) by Toyota Motor Corporation Australia Ltd. and other capital expenditures relating to the production of the new Camry model.	34,050	13,021	21,029
	Construct a production line to produce a new model (Hilux) by Toyota South Africa Motors (Pty) Ltd.	33,272	18,985	14,287
	Total	919,605	569,924	349,681
	“Additions to fixed assets excluding equipment lease to others”	1,523,459	1,068,287	455,172
		60.4%	53.3%	76.8%

Notes to Consolidated Financial Statements, page F-11

Note 18. Stock-based compensation, page F-36

3.

Please disclose the basis for “expected volatility” and “expected holding period” pursuant to paragraphs A240(e)(2)(a) and (b) of FAS 123R. Refer to Question 5 of SAB Topic 14.D.1 for further guidance in regard to expected volatility.

The Company’s Response

We acknowledge the Staff’s comments, but note that stock-based compensation expenses of JPY1,936 million for fiscal 2007 represent only 0.09% of income before income taxes, minority interest and equity in earnings of affiliated companies and as such are immaterial to the financial statements. Because of this, we have not disclosed the basis of “expected volatility” and “expected holding period” within note 18 “Stock-based compensation”.

Should stock-based compensation expenses become material in future periods, we will disclose the basis for “expected volatility” and “expected holding period” in accordance with paragraphs A240(e)(2)(a) and (b) of FAS 123(R) in future filings. As requested by the Staff, however, we have set forth the basis of our assumptions.

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Expected volatility is determined based on the historical volatility of the stock over the most recent period that is generally commensurate with the expected holding period of the option. The expected holding period of stock options is generally based on the weighted average holding period of historical grants. However, Toyota determined that calculating the expected holding period based on the weighted average holding period of historical grants was not practical for the year ended March 31, 2007, as it would result in a longer expected holding period. This is because there were only few options exercised during the downturn of the stock market a few years ago, resulting in a longer holding period. In calculating the expected holding period of stock options for fiscal 2007, Toyota assumes that options outstanding are exercised at the midpoint of the future remaining contractual life. Since the stock options vest two years after the date of grant, Toyota added half of the six-year exercisable period to those two years when calculating the expected holding period of 5.0 years.

4.

Since cancellations of options granted have been material and stock compensation expense is material to your results of operations, please disclose information in regard to options expected to vest and fully vested options (to the extent fully vested options differ from options exercisable) pursuant to paragraph A240(d) of FAS 123R.

The Company’s Response

We acknowledge the Staff’s comment, but as indicated in the response to Comment 3 above, stock-based compensation expenses are immaterial to the financial statements, and as such, we have not disclosed information in regard to options expected to vest. Should stock-based compensation expenses become material in future periods, we will disclose information in regard to options expected to vest in accordance with paragraph A240(d) of FAS 123(R) in future filings. As requested by the Staff, however, we set forth below the information requested.

1) Information in regard to options expected to vest as of year-end

Information pursuant to paragraph A240(d) of FAS 123(R) in regard to options expected to vest as of March 31, 2007 (after forfeitures) are as follows.

•	Number of options expected to vest: 4,607,512
•	Weighted-average exercise price: 5,420 yen
•	Weighted-average remaining contractual life in years: 6.11
•	Aggregate intrinsic value: 9,813 million yen

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2) Information in regard to fully vested options (to the extent fully vested options differ from options exercisable)

We have disclosed information regarding fully vested options as at March 31 on page F-37 of 2007 Form 20-F.

5.	Additionally, please disclose the amount of tax benefit realized from stock options exercised pursuant to paragraph A240(i) of FAS 123R.

The Company’s Response

We acknowledge the Staff’s comment, but as indicated in the responses to Comments 3 and 4 above, stock-based compensation expenses are immaterial to the financial statements. Furthermore, as indicated below, the Company has not received any tax benefit from the exercise of stock options for fiscal 2007. Accordingly, we have not disclosed the amount of tax benefit realized from stock options exercised. If stock-based compensation expenses and the related tax benefit received from exercise of options become material, we will disclose the amount of tax benefit realized from stock options exercised pursuant to paragraph A240(i) of FAS 123(R) in future filings.

Toyota has not received any tax benefit from the exercise of stock options for fiscal 2007. The Japanese Corporate Tax Law was revised in 2006 to permit the deduction of stock option expenses relating to the exercise of options granted on or after May 1, 2006. Under this new rule, if the exercise of the options does not meet certain requirements of tax qualifications under the individual income tax rules, the company may deduct the related stock option expenses from taxable income when those options are exercised by an individual and the individual recognizes the gain on such exercise as compensation or other taxable income.

Toyota has not yet received any benefit under this new rule since the options it has granted after May 1, 2006 (on August 1, 2006) have not yet become exercisable.

Note 20. Derivative financial instruments, page F-44

Fair value hedges, page F-44 and Undesignated derivative financial instruments, page F-45

6.

We note you cited the impact of non-designated derivatives and changes in the fair values of derivatives as reasons for variances in (i) net income (page 45), (ii) consolidated operating income (page 49), (iii) cost of financing operations (pages 49 and 53) and (iv) operating income of the financial services operations segment (pages 50 and 54) within Item 5.A “Operating Results.” In this regard, please consider disclosing in this note the aggregate amount that has been recognized in

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your results associated with non-designated derivatives and changes in fair values of derivatives. Additionally, consider disclosing in tabular fashion in this note the effects of these impacts on each line item of your statements of income affected for each year presented, as well as the amount of variances in these impacts that are cited as causes of variances in operating results.

The Company’s Response

We acknowledge the Staff’s comment.

The aggregate amounts that have been recognized in our results associated with non-designated derivatives and changes in fair values of derivatives for fiscal 2005, 2006 and 2007 are presented in the table below with the effects of these impacts on each line item of the consolidated statements of income.

We concluded that it was not necessary to disclose the aggregate amount that has been recognized in our results associated with non-designated derivatives and changes in fair values of derivatives or the effects of these impacts on each line item of our statements of income because these amounts are considered to be immaterial to operating income and net income for fiscal 2005, 2006 and 2007.

If those amounts become material in future periods, we will disclose the information required.

					Yen in millions
		Cost of financing operations	Operating income (expense)	Income before income taxes, minority interest and equity in earnings of affiliated companies	Provision for income taxes	Income before minority interest and equity in earnings of affiliated companies	Minority interest in consolidated subsidiaries	Net income

2007	Amount	872,138	2,238,683	2,382,516	898,312	1,484,204	(49,687)	1,644,032
	The effects of the impact of non- designated derivatives and changes in the fair values of derivatives	19,984	(19,984)	(19,984)	(7,027)	(12,957)	1,846	(11,111)
	Impact (in %)	2.3%	0.9%	0.8%	0.8%	0.9%	3.7%	0.7%

2006	Amount	609,632	1,878,342	2,087,360	795,153	1,292,207	(84,393)	1,372,180
	The effects of the impact of non- designated derivatives and changes in the fair values of derivatives	8,418	(8,418)	(8,418)	(4,174)	(4,244)	(42)	(4,286)
	Impact (in %)	1.4%	0.4%	0.4%	0.5%	0.3%	0.0%	0.3%

2005	Amount	369,844	1,672,187	1,754,637	657,910	1,096,727	(64,938)	1,171,260
	The effects of the impact of non- designated derivatives and changes in the fair values of derivatives	(37,474)	37,474	37,474	14,441	23,033	2,568	25,601
	Impact (in %)	10.1%	2.2%	2.1%	2.2%	2.1%	4.0%	2.2%

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Note 23. Other commitments and contingencies, concentrations and factors that may affect future operations, page F-48

7.

In regard to the end of life vehicles legislation promulgated by the European Union disclosed on page F-49, please tell us the amount of the associated liability accrued and the basis for how the amount was determined. Additionally, consider including a critical accounting policy in regard to the significant factors associated with ongoing estimates related to this obligation to the extent considered material, along with disclosure of the estimated impacts on cash flows, financial position, capital expenditures, and results of operations when such effects become determinable or the reason why such effects are not determinable, as appropriate.

The Company’s Response

We acknowledge the Staff’s comment, but believe that the amounts involved are not material at this time to the Company’s results of operations or financial position.

1) The amount of the associated liabilities accrued and the basis for how the amount was determined

The amount of associated liabilities related to the end of life vehicles legislation promulgated by the European Union accrued as of March 31, 2007 was JPY29,777 million, and the provision for the accrual for the year ended March 31, 2007 was JPY3,120 million. Due to the fact that the cost per unit for taking back the vehicles varies in each country, we have maintained the information relating to the estimated cost per unit by country. The estimated cost per unit includes the costs to be incurred for collection, dismantling and separation of materials, net of expected gain from sales of scrap and recycled parts. We record the accrued liabilities by multiplying such estimated cost per unit by the accumulated vehicle unit sales.

2) Consideration for treating it as a critical accounting policy

We believe that it is not necessary to include a critical accounting policy in regard to the significant factors associated with ongoing estimates related to this obligation because we consider that the amount of associated liabilities accrued to be immaterial to the consolidated financial statements at the present time, and the amount of this obligation is not expected to increase significantly in the near future.

3) Disclosure of the estimated impacts on cash flows, financial position, capital expenditures, and results of operations

If the amount of associated liabilities accrued becomes material, we will disclose critical accounting policies in regard to the significant factors associated with ongoing estimates related to this obligation, and disclose the estimated impacts on cash flows, financial position, capital expenditures, and results of operations.

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*          *          *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission, (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-565-23-0047, our legal counsel Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at masahisa.ikeda@shearman.com, or our auditors PricewaterhouseCoopers LLP (Attention: Dennis Neider) by telephone at 1-973-236-4996, by fax at 1-813-329-4191 or by email at dennis.neider@us.pwc.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Mitsuo Kinoshita
Name: Mitsuo Kinoshita
Title: Executive Vice President, Member of the Board

cc:	Doug Jones (Division of Corporation Finance)

Masahisa Ikeda (Shearman & Sterling LLP)

Dennis Neider (PricewaterhouseCoopers LLP)